SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13D


AMENDMENT NO. 6


Under the Securities Exchange Act of 1934


U.S. HOMECARE CORPORATION
(Name of issuer)


COMMON STOCK
(Title of class of securities)


911819100
(CUSIP number)

Don A. Sanders, 3100 Chase Tower
Houston, Texas  77002 (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


November 25, 1998
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box.


Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)










SCHEDULE 13D

CUSIP No. 911819100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DON A. SANDERS

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) (
    (b) (

3 SEC USE ONLY

4 SOURCE OF FUNDS*

          PF, 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   (

6 CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                       	7     SOLE VOTING POWER
NUMBER OF                         316,866
SHARES               	8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY               	9     SOLE DISPOSITIVE POWER
EACH REPORTING                    316,866
PERSON WITH           	10    SHARED DISPOSITIVE POWER
                                  302,488


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          619,354

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.7%

14 TYPE OF REPORTING PERSON*

           IN







Item 1.     Security and Issuer

    No material changes.

Item 2.     Identity and Background

    No material changes.

Item 3.    Source and Amount of Funds or Other Consideration

    No material changes.

Item 4.   Purpose of Transaction

    No material changes.

Item 5.    Interest in Securities of the Issuer

The Reporting Person directly owns 314,365 shares of Issuer's
Common Stock and 2501 Warrants to purchase 2501 shares of the Issuer's Common Stock. The Reporting Person has the shared power to dispose of or direct the disposition of 294,721 shares of Issuer's Common Stock of certain of the Reporting Person's clients (the "Clients") from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client's shares. The Reporting Person's Spouse directly owns 7,767 shares of the Issuer's Common Stock ("Spousal Shares"). The
Client Shares together with the Reporting Person's shares and the Spousal Shares represent an aggregate total of 619,354 shares or 4.7% of the Common Stock.

The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

The following table represents all the Reporting Person's
Transactions involving common stock during the last 45 days.

DATE       ENTITY            TRANSACTION    # SHARES     PRICE

11-25-98   Reporting Person      Sold        703,000      .009
           (U.S. Homecare)
12-10-98   Reporting Person      Rcd.         95,735      .000
           (U.S. Homecare)
12-23-98   Reporting Person      Sold         27,729 P.S. .220
           (U.S. Homecare Pfd. Conv. 6%)     603,254 C.S.
12-23-98   Client Shares         Sold          8,500 P.S. .220
           (U.S. Homecare Pfd. Conv. 6%)     184,920 C.S.

Note:  "P.S." indicates unconverted prfd. shares.
       "C.S." indicates converted shares.

The Reporting Person claims no beneficial ownership of dispositive powers with regard to the Spousal Shares.


The Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of all the Reporting Person's shares, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client shares.

The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of all the Spousal shares of Common Stock.

(e) n/a

Item 6.    Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

    No material changes.

Item 7.    Material to be Filed as Exhibits

    No material changes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated December 31, 1998



________________________________
/S/ Don A. Sanders